SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

8point3 Energy Partners LP
(Name of Issuer)

Class A shares representing limited partnership interests
(Title of Class of Securities)

282539105
(CUSIP Number)

December 14, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282539105	13G/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Oceanic Hedge Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 337,199
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 337,199
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,199
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.686%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 282539105	13G/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Oceanic Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 745,594
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 745,594
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,594
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.727%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 282539105	13G/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Oceanic CL Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 53,210
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 53,210
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,210
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.266%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 282539105	13G/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Oceanic Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,136,003
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,136,003
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,003
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.679%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 282539105	13G/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Tufton Oceanic (Isle of Man) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,136,003
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,136,003
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,003
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.679%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 282539105	13G/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Oceanic Opportunities GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 745,594
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 745,594
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,594
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.727%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 282539105	13G/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Oceanic CL GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 53,210
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 53,210
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,210
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.266%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 282539105	13G/A	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON Cato Brahde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,136,003
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,136,003
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,003
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.679%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 282539105	13G/A	Page 10 of 14 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is 8point3 Energy Partners LP (the "Partnership").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Partnership's principal executive office is located at 77 Rio Robles, San Jose, California.

Item 2(a).	NAME OF PERSON FILING

This statement if filed by:

(i) Oceanic Hedge Fund, a Cayman Islands Open Ended Investment Company ("Oceanic"), with respect to the Class A Shares (as defined in Item 2(d) below) directly owned by it;

(ii) Oceanic Opportunities Master Fund, L.P., a Delaware limited partnership (the "Master Fund"), with respect to the Class A Shares directly owned by it;

(iii) Oceanic CL Fund LP, a Cayman Islands Exempted Limited Partnership ("CL Fund", and together with Oceanic and the Master Fund, the "Funds"), with respect to the Class A Shares directly owned by it;

(iv) Oceanic Investment Management Limited, an Isle of Man Company (the "Manager"), with respect to the Class A Shares directly owned by the Funds;

(v) Tufton Oceanic (Isle of Man) Limited, an Isle of Man Company ("TOL (Isle of Man)"), with respect to the Class A Shares directly owned by the Funds; and

(vi) Oceanic Opportunities GP Limited, a Cayman Islands exempted company (the "Master Fund GP"), with respect to the Class A Shares directly owned by the Master Fund;

(vii) Oceanic CL GP Limited, a Cayman Islands exempted company (the "CL Fund GP"), with respect to the Class A Shares directly owned by the CL Fund; and

(viii) Cato Brahde ("Mr. Brahde"), who serves as the fund manager to the Funds and the managing director of TOL (Isle of Man), with respect to the Class A Shares directly owned by the Funds.

Oceanic, the Master Fund, the CL Fund, the Manager, TOL (Isle of Man), the Master Fund GP, the CL Fund GP and Mr. Brahde are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Shares reported herein.

CUSIP No. 282539105	13G/A	Page 11 of 14 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons except Oceanic is St. George's Court, 2nd Floor, Upper Church Street Limited, Douglas, Isle of Man IM1 1EE. The address of the business office of Oceanic is c/o HSBC Securities Services (Isle of Man) Limited, 12/13 Hill Street, Douglas, Isle of Man IM1 1EF.

Item 2(c).	CITIZENSHIP

Oceanic, the CL Fund, the Master Fund GP, and the CL Fund GP are organized under the laws of the Cayman Islands. The Master Fund is organized under the laws of the State of Delaware. The Manager and TOL (Isle of Man) are organized under the laws of the Isle of Man. Mr. Brahde is a citizen of Norway.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A shares representing limited partnership interests (the "Class A Shares").

Item 2(e).	CUSIP NUMBER

282539105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 282539105	13G/A	Page 12 of 14 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used in this Schedule 13G are calculated based upon the 20,002,679 Class A Shares outstanding as of September 25, 2015, as disclosed in the Partnership's 10-Q filing for the quarterly period ended August 31, 2015.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 2 and Exhibit 1.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 282539105	13G/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 23, 2015

/s/ Cato Brahde
Cato Brahde, (1) individually; (2) as managing director of (a) Tufton Oceanic (Isle of Man) Limited, and (b) Oceanic Investment Management Limited; and (3) as manager of Oceanic Hedge Fund

Oceanic Opportunities GP Limited

/s/ Anthony Haynes
Anthony Haynes, Authorized Signatory

Oceanic Opportunities Master Fund, L.P.
By: Oceanic Opportunities GP Limited, its General Partner

/s/ Anthony Haynes
Anthony Haynes, Authorized Signatory

CUSIP No. 282539105	13G/A	Page 14 of 14 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: December 23, 2015

/s/ Cato Brahde
Cato Brahde, (1) individually; (2) as managing director of (a) Tufton Oceanic (Isle of Man) Limited, and (b) Oceanic Investment Management Limited; and (3) as manager of Oceanic Hedge Fund

Oceanic Opportunities GP Limited

/s/ Anthony Haynes
Anthony Haynes, Authorized Signatory

Oceanic Opportunities Master Fund, L.P.
By: Oceanic Opportunities GP Limited, its General Partner

/s/ Anthony Haynes
Anthony Haynes, Authorized Signatory